Third Quarter Report

September 30, 2008

Augusta Resource Corporation

Fellow Shareholders,

Augusta Resource Corporation (“Augusta”) and its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”), were pleased to deliver on a number of its corporate objectives for the Rosemont project near Tucson, Arizona in the third quarter of 2008. Although the global market turmoil marking the past few months is unsettling, Augusta’s management team remains confident that Rosemont’s strategic financing options and low-cost economics will carry this project through to commissioning and production in 2011.

Management sees the Rosemont project as being well timed to continue development plans, with cash on hand and the remaining Sumitomo credit facility. The Company does not need to raise major project financing until later in 2009, and has options for negotiating with major commercial counter-parties interested in Rosemont’s high-quality concentrates. The Rosemont project will be a low cost producer and would not operate anywhere near the current industry marginal cost of production. As outlined in the Bankable Feasibility Study (“BFS”) completed in August 2007, our mine has been designed at US$1.50/lb copper long term price with higher initial copper prices, reflecting then current forward prices, with cash costs net of by-product credits in the US$0.38 -$0.64/lb copper range.

Metallurgical Update
The third quarter marked the continuation of flotation test work following the publication of previous results in the BFS. This program has utilized a representative composite sample approximating the first three years of mine production prepared from the drill hole samples.

The aim of the test work for the 3-year mine composite (comprised of material that would be processed in the first 3 years of operation) was firstly to vary the operating conditions in the flotation circuit to optimize and improve the recoveries for copper, molybdenum and silver; secondly to produce concentrate samples for marketing purposes; and finally to produce tailings samples for further filtration characterization test work for the final engineering design. The results, using a newly developed set of reagents, have been encouraging to date and have produced the following overall recovery ranges for the individual metals - molybdenum 70% - 75%, silver 78% - 80% and copper 84% - 86%. This compares with 2007 BFS recovery estimates of molybdenum 56%, silver 78% and copper 84%.

The trend that the test work represents is of financial importance. The BFS project economics indicate a 3-year payback. Thus any increase in recoveries in this period will allow for improved metal production and cash flow. Further detailed metallurgical test work continues on the balance of mine life production for completion of a BFS update expected by the end of Q4 2008 or early Q1 2009.

Permitting Progress
Significant progress was made in advancing Rosemont’s permitting plan in the third quarter, including:

•	Completion of an extended scoping comment period by the US Forest Service (“USFS”);

•	Initiation of detailed mitigation planning by Rosemont;

•	Modification of the Memorandum of Understanding (“MOU”) between the USFS and Rosemont;

•	A revised schedule from the USFS for the Rosemont Environmental Impact Statement (“EIS”) and issuance of the Record of Decision;

•	Acceptance of the Rosemont Mine Land Reclamation Plan as administratively complete by the Arizona State Mine Inspector; and

•	Completion of a groundwater monitoring well system around the proposed Rosemont project site.

The revised EIS timeline issued by the USFS sets out detailed specific steps in the process and calls for a Record of Decision on Rosemont in July 2010. This is positive news for the project as the new schedule includes USFS Regional Office review of each step in the process, includes additional public participation in the form of working groups, and for the first time sets a date for the Record of Decision.

Augusta Resource Corporation	2

Personnel Changes
Near the end of the third quarter Augusta announced the appointment of Tim C. Baker to its Board of Directors. Mr. Baker is currently the Executive Vice President and Chief Operating Officer of Kinross Gold Corporation. In 2006 he joined Kinross from a lengthy career with Placer Dome, where he served in several key roles including Executive General Manager of Placer Dome Chile, and Senior Vice President of the copper producing Compania Minera Zaldivar.

Updated Mineral Resource Statement
Augusta completed an updated resource calculation for Rosemont in October 2008, showing a total (oxide, mixed, sulfide) measured and indicated mineral resource increase of 386 million pounds of copper equivalent, which represents a 5 percent increase over the previous resource calculation. The associated inferred resource has increased by 14 percent on the basis of an additional 268 million pounds of copper equivalent. This updated Rosemont resource incorporates the results from 20 new core holes drilled during 2008, as well as the sampling of 10 previously un-sampled geotechnical holes from 2006. These increased resources were added at a cost of less than $0.01 per pound. The new drilling information has also contributed to a greater understanding of the geology of the deposit that has identified a zone of partial oxidation, consisting of “mixed” secondary oxides, primary and secondary sulfides, which have been delineated and separated out for the new mineral resource tabulation. The mixed material occurs along a structural zone in the northwest deposit area.

The following tables present the estimated mineral resources:

TABLE 1: Rosemont Project Measured & Indicated Mineral Resources

Cutoff (% Cu)	Tons (millions)	Copper (% Cu)	Molybdenum (% Mo)	Silver (oz/t Ag)	% Copper Equivalent	Lbs Cu (millions)	Lbs Mo (millions)	Oz Ag (millions)	Lbs CuEq. (millions)
Measured Mineral Resources
Oxides: 0.10	21.6	0.20	---	---	0.20	85	---	---	85
Mixed: 0.25	4.7	0.67	0.007	0.08	0.80	63	0.7	0.4	75
Sulfides:0.20	119	0.54	0.016	0.15	0.82	1,280	38.1	17.6	1,950
Indicated Mineral Resources
Oxides: 0.10	81.7	0.20	---	---	0.20	332	---	---	332
Mixed: 0.25	32.2	0.51	0.005	0.05	0.59	326	3.2	1.5	383
Sulfides:0.20	405	0.48	0.015	0.12	0.74	3,910	121.4	49.0	5,990
Measured + Indicated Mineral Resources
Oxides: 0.10	103.4	0.20	---	---	0.20	417	---	---	417
Mixed: 0.25	36.9	0.53	0.005	0.05	0.62	389	3.9	1.9	458
Sulfides:0.20	524	0.50	0.015	0.13	0.76	5,190	159.5	66.6	7,940

TABLE 2: Rosemont Project Inferred Mineral Resources

Cutoff (% Cu)	Tons (millions)	Copper (% Cu)	Molybdenum (% Mo)	Silver (oz/t Ag)	% Copper Equivalent	Lbs Cu (millions)	Lbs Mo (millions)	Oz Ag (millions)	Lbs CuEq. (millions)
Inferred Mineral Resources
Oxides: 0.10	30.4	0.24	---	---	0.24	147	---	---	147
Mixed: 0.25	14.5	0.42	0.004	0.02	0.48	121	1.2	0.2	139
Sulfides:0.20	161	0.45	0.008	0.07	0.59	1,440	25.7	10.9	1,880

For both tables:
Mineral resource reported within a revised resource pit shell.
Copper equivalence is based on prices of $1.25/lb copper, $18.00/lb molybdenum, and $8.50/oz silver, with no applied recovery factors.

The new measured and indicated oxide mineral resource has added 29 million tons, an increase of 39 percent to the previously calculated resource, at about the same grade of 0.20% Cu. This represents an increase of 120 million pounds of copper. The inferred oxide mineral resource copper content has increased by 21 percent.

The new measured and indicated sulfide + mixed resource has added 18 million tons, an increase of 3 percent to the previously calculated resource, at about the same grade of 0.50% Cu. This represents an increase of 266 million pounds of copper equivalent. This sulfide + mixed summation includes mixed mineral resources of 37 million tons at a 0.53% Cu grade, containing a total of 458 million pounds of copper equivalent. Inferred total sulfide (sulfide + mixed) pounds of copper equivalent have increased by 14 percent.

Augusta Resource Corporation	3

Augusta retained WLR Consulting, Inc. (“WLRC”) of Lakewood, Colorado to estimate the Rosemont mineral resources as part of a feasibility study update that is presently in progress and which is expected to be completed between December 15, 2008 and January 15, 2009. As part of this update the Company plans to announce new mineral reserves in late November 2008. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument (“NI”) 43-101. A NI 43-101 Technical Report on the updated mineral resource estimate will be filed by December 7, 2008 under the Company’s profile on SEDAR at www.sedar.com, as well as at www.augustaresource.com.

Silver Wheaton Agreement Update
On October 31, 2008, the Company announced that it had signed a letter of intent with Silver Wheaton Corp. (“Silver Wheaton”) regarding a new silver purchase agreement. The new letter supersedes the December 19, 2007 letter of intent between Silver Wheaton and Augusta. An update of Augusta’s August 2007 BFS, reflecting an increased mineral resource, is expected to be completed between December 15, 2008 and January 15, 2009, following which Silver Wheaton and Augusta intend to discuss an efficient structure for a transaction between them. Both companies consider that it is in their best interests to negotiate and complete the new transaction based on a percentage of silver to be determined once the updated study has been completed.

Strategic Corporate Initiatives Update
On November 3, 2008 the Company announced that it had retained TD Securities Inc. as its financial advisor to assist in assessing the various alternatives that Augusta has been developing including: minority joint venture interests; concentrate off-take financing; mergers and acquisitions; and any potential sale of the Company.

Management continues to meet with investors to keep them apprised on development activities, participating in several North American conferences and roadshows. In addition, TD Newcrest initiated research coverage on Augusta in the third quarter.

For further details please refer to our Financial Statements and Management Discussion and Analysis.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen
President & Chief Executive Officer

November 10, 2008

Notice to Readers

The interim unaudited consolidated financial statements of Augusta Resource Corporation (the “Company”) for the three and nine months ended September 30, 2008 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 which are available at the SEDAR website at www.sedar.com.

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
As at September 30, 2008 and December 31, 2007

		September 30	December 31
	Notes	2008	2007
ASSETS

CURRENT
Cash and cash equivalents		$14,787,080	$25,586,997
Accounts receivable	(5),(9)	1,374,780	530,066
Prepaid expenses		174,526	82,882
Assets of discontinued operations	(3)	-	6,884,516
		16,336,386	33,084,461

CAPITAL ASSETS	(4)	24,410,517	4,566,078

OTHER ASSETS	(5)	2,944,483	-

MINERAL PROPERTIES AND
DEFERRED DEVELOPMENT	(6)
Land and mineral properties		31,181,728	28,798,566
Deferred development		43,754,917	28,247,858
		74,936,645	57,046,424

		$118,628,031	$94,696,963

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	(9)	$3,557,891	$1,981,702
Current portion of notes and advances	(7)	603,110	397,824
Liabilities of discontinued operations	(3)	-	1,801,788
		4,161,001	4,181,314

LONG-TERM
Long term debt	(7)	32,304,861	1,831,921
		36,465,862	6,013,235

SHAREHOLDERS' EQUITY

Share capital	(8)	104,098,500	103,581,579
Contributed surplus	(8)	17,770,097	15,375,095
Deficit		(39,706,428)	(30,272,946)
		82,162,169	88,683,728
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$118,628,031	$94,696,963

Commitments (Note 11)
Contingent Liabilities ( Note 12)
Subsequent Events (Note 13)

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	5

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)
For the Three and Nine months ended September 30, 2008 and 2007

		Three months ending September 30		Nine months ending September 30
	Notes	2008	2007	2008	2007

EXPENSES
Stock based compensation	(8[d])	$1,310,342	$353,128	$2,288,552	$1,339,579
Salaries,benefits and bonuses		732,184	467,222	2,168,545	1,305,180
Exploration expense		-	23,486	1,505,881	23,486
Legal fees		333,667	474,934	733,688	542,257
Consulting and communication		55,827	10,069	599,204	58,770
Other expenses (net)		81,577	91,939	446,200	158,231
Travel		130,536	71,910	346,564	190,270
Accounting and audit		1,350	10,049	216,060	76,450
Office and sundry		84,081	29,542	209,384	60,323
Filing and regulatory		2,094	99,810	150,651	189,992
Recruitment fees		23,149	-	134,907	-
Investor relations		61,183	94,922	127,643	248,534
Director's Fees		36,701	23,202	124,310	36,382
Insurance		48,697	3,109	121,299	116,487
Rent		44,723	10,341	116,694	28,136
Amortization		27,150	12,075	58,129	21,413
Memberships and conferences		4,509	5,843	29,890	5,928
Fiscal and advisory services		8,151	11,326	19,586	24,701
Loss from operations		(2,985,921)	(1,792,907)	(9,397,187)	(4,426,119)
Interest and other income (net)	(3)	12,163	358,203	449,528	490,394
Foreign exchange loss		(444,244)	(493,801)	(330,325)	(138,291)
Interest and finance charges		(51,839)	(56,991)	(155,498)	(142,136)

LOSS FROM CONTINUING OPERATIONS		(3,469,841)	(1,985,496)	(9,433,482)	(4,216,152)
Loss from discontinued operations,
net of tax		-	(146,425)	-	(359,939)

LOSS AND COMPREHENSIVE LOSS		(3,469,841)	(2,131,921)	(9,433,482)	(4,576,091)
Deficit, beginning of the period		(36,236,587)	(24,712,280)	(30,272,946)	(22,268,110)
Share issue costs		-	(25,000)	-	(25,000)

DEFICIT, END OF PERIOD		$(39,706,428)	$(26,869,201)	$(39,706,428)	$(26,869,201)

BASIC & DILUTED LOSS PER SHARE
Continuing operations		$(0.039)	$(0.022)	$(0.106)	$(0.053)
Discontinued operations		$-	$(0.002)	$-	$(0.005)
Loss		$(0.039)	$(0.024)	$(0.106)	$(0.058)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING		88,590,061	88,583,061	88,589,961	79,523,589

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	6

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the Three and Nine months ended September 30, 2008 and 2007

		Three Months Ended September 30		Nine Months Ended September 30,
	Notes	2008	2007	2008	2007
NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:
OPERATING
Loss from continuing operations		$(3,469,841)	$(1,985,496)	$(9,433,482)	$(4,216,152)
Items not affecting cash:
Stock based compensation	(8[d])	1,310,342	353,128	2,288,552	1,339,579
Amortization		27,150	12,075	58,129	21,413
Interest on loans		45,488	50,446	146,313	126,675
Foreign exchange loss		620,480	537,425	373,717	530,855
Other (income) expense		62,449	-	(32,690)	-
		(1,403,932)	(1,032,422)	(6,599,461)	(2,197,630)
Net changes in non-cash working capital items:
Accounts receivable		46,237	(42,598)	27,011	(8,204)
Prepaids		30,538	15,708	(85,933)	18,422
Accounts payable & accrued liabilities		382,792	424,755	(69,495)	239,463
Net cash flows used in operating activities		(944,365)	(634,557)	(6,727,878)	(1,947,949)

FINANCING
Loan facility		16,192,874	-	29,604,715	-
Issuance of common shares		-	-	-	37,541,644
Warrants exercised		-	-	-	4,549,140
Options exercise received		295,623	-	295,823	-
Repayment of notes and advances	(7)	-	-	(556,931)	-
Share issue costs	(8[c])	-	-	-	(25,000)
Net cash flows used in financing activities		16,488,497	-	29,343,607	42,065,784
INVESTING
Proceeds from sale of discontinued operations	(3)	-	-	1,603,875	-
Investment in mineral properties, net of related payables	(6)	(1,025,386)	(21,542)	(2,386,068)	(1,196,204)
Deferred development , net of related payables	(6)	(8,165,594)	(3,361,654)	(13,466,804)	(11,065,710)
Investment in capital assets	(4)	(7,210,178)	(141,007)	(19,729,322)	(1,302,685)
Net cash flows used in investing activities		(16,401,158)	(3,524,203)	(33,978,319)	(13,564,599)

Net cashflows used in discontinued operations	(3)	-	205,311	-	(2,743,372)
Effects of exchange rate change on cash &
cash equivalents in U.S. dollars		323,136	(817,446)	562,673	(832,222)

NET CASH INFLOW (OUTFLOW)		(533,890)	(4,770,895)	(10,799,917)	22,977,642
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		15,320,970	37,399,517	25,586,997	9,650,980
CASH AND CASH EQUIVALENTS, END OF PERIOD		$14,787,080	$32,628,622	$14,787,080	$32,628,622
SUPPLEMENTAL INFORMATION
Interest Paid		$-	$-	$153,037	$24,658
Interest Received		$52,677	$133,063	$226,125	$499,451
Non-cash transactions:
Receivable and warrants re: disposition of discontinued
operation		$-	$-	$4,081,215	$-
Purchase of property for promissory note		$-	$-	$-	$2,601,308

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

1.	NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

Augusta Resource Corporation (the “Company”, “Augusta”) has interests in mining assets at the development stage. The realization of the Company’s investment in mineral properties is dependent upon various factors, including the ability to obtain the necessary financing to complete the development of the Rosemont property, future profitable operations, or, alternatively, upon disposal of the property at amounts sufficient to recover capitalized expenditures. The Company is considered to be a development stage enterprise as it has yet to generate revenue from operations.

The Company incurred a loss of $9,433,482 for the nine month period ended at September 30, 2008 (2007 - $4,576,091) and has an accumulated deficit of $39,706,428 as at September 30, 2008. The losses have been funded primarily by the issuance of equity and through funding provided by Sumitomo Corporation of America (“Sumitomo”) (note 7, loan facility). These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which presumes that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management has concluded, following the completion in August 2007 of a Bankable Feasibility Study (“BFS”) for the Rosemont property and the approval by the Board of Directors of the development of the Rosemont mine, that the going concern basis is appropriate as, to date, the Company has been able to raise capital (both equity and debt) when required to advance the project. Current cash reserves of $14.8 million as well as access to the remaining Sumitomo loan facility totaling US$11.1 million should be adequate to fund the Company’s activities through the first quarter of 2009.

The continued development of the Rosemont property will require that the Company obtain additional capital by issuing shares, entering into a joint venture arrangement and or issuing debt (note 13, Subsequent Events). While the Company continues to seek alternative financing arrangements there can be no assurance that capital will be available as necessary for expenditures for continuing mine development. These consolidated financial statements do not include any adjustment to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue in business.

2.	CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 1400 – Going Concern, Section 3031 – Inventories, and Sections 3862 & 3863 – Financial Instruments – Disclosure and Presentation on January 1, 2008. Other than additional footnote disclosures, going concern (note 1) and financial instruments (note 10) the adoption of these sections had no impact on the Company’s financial statements.

In addition to the above noted accounting policies, on January 1, 2008 the Company also adopted the CICA Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Augusta Resource Corporation	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

2.	CHANGE IN ACCOUNTING POLICIES (continued)

Similar to other mining companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the BFS and the current permitting process the Company is in, we will require additional funds through completion of the Record of Decision (regarding the mine plan of operation/environmental impact statement) and through mine and mill construction. The BFS estimated the capital cost of the mill and mining equipment and all related construction costs at US$782 million. Funding for the project could come from a number of sources and include bank project financing and for capital market financing (including debt and equity). The Company has signed a letter of intent with Silver Wheaton Corp. (“Silver Wheaton”) for a silver purchase agreement following the completion of the updated BFS expected to be completed between December 15, 2008 and January 15, 2009.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, loans payable and current liabilities as well as the cash and cash equivalents. The Company manages the capital structure and makes adjustments to it in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets and/or consider strategic alliances including joint venture partners (note 13, Subsequent Events).

In order to facilitate the management of its capital requirements, the Company prepares annual expenditures budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

With existing cash reserves and the loan arrangement the Company entered into with Sumitomo in June 2008 (note 7, loan facility), the Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through the first quarter of 2009.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

Augusta Resource Corporation	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

2.	CHANGE IN ACCOUNTING POLICIES (continued)

Future Pronouncements

The CICA issued Handbook Section 3064 – Goodwill and Intangible Assets (as a replacement for Section 3062) effective for interim and annual financial statements for years beginning on or after October 1, 2008. The Company will adopt the new standard for its fiscal year beginning January 1, 2009. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of the standard will have no impact on Company’s financial statements.

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint- convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

3.	DISCONTINUED OPERATIONS

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ely Gold & Minerals Inc. (“Ely”)(formally known as Ivana Ventures Inc.) respecting the sale of the Company’s wholly owned subsidiary DHI Minerals Ltd. (“DHI Minerals”), a British Columbia corporation, and its wholly owned subsidiary, DHI Minerals (U.S.) Ltd. (“DHI Minerals (U.S.)”), a Nevada corporation, which holds the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations. As at December 31, 2007, included in current assets (net of the impairment recorded at year end), is $6,884,516 related to discontinued operations and included in current liabilities is $1,801,788 related to discontinued operations. On February 29, 2008, with final regulatory approvals received, the transaction with Ely closed.

Augusta Resource Corporation	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

3.	DISCONTINUED OPERATIONS (continued)

In accordance with the definitive agreement the consideration for the sale is US$6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price is payable in installments over five years, with US$1,625,000 ($1,603,875) paid on closing and an additional US$1,000,000 payable each 12 months thereafter. The shares of the subsidiaries and the properties directly are pledged to the Company as its sole recourse for non-payment of any portion of the purchase price.

Based on the net book value of the discontinued operations and the actual Canadian dollar proceeds, a gain on disposal of $171,378 was recognized at September 30, 2008. A fair value adjustment of $531,534 was applied against the gain recognized in the first half of 2008.

4.	CAPITAL ASSETS

	September 30, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value

Deposits on long-lead equipment(1)	$18,407,735	$-	$18,407,735	$-	$-	$-
Land	2,760,107	-	2,760,107	2,749,506	-	2,749,506
Water rights (2)	2,713,526	-	2,713,526	1,566,400	-	1,566,400
Buildings	137,411	19,351	118,060	127,326	9,549	117,777
Furniture and equipment	355,221	35,698	319,523	87,522	12,411	75,111
Computer software	69,464	33,679	35,785	46,442	18,475	27,967
Computer hardware	81,016	25,235	55,781	44,717	15,400	29,317

	$24,524,480	$113,963	$24,410,517	$4,621,913	$55,835	$4,566,078

(1) The Company has entered into various agreements to purchase long-lead equipment for mine development and metal production. To September 30, 2008 $18.4 million has been placed on deposit (note 11).

(2) Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

5.	OTHER ASSETS

	June 30,	December 31,
	2008	2007

Long term receivable	$3,909,659	$-
Long term investment -warrants	37,531	-
	3,947,190	-
Less: Current portion	(1,002,707)	-
Total other assets	$2,944,483	$-

Augusta Resource Corporation	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

5.	OTHER ASSETS (continued)

In consideration of the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties (note 3), the Company will receive US$5,000,000 payable in installments over five years. At September 30, 2008 the fair value of the future compensation, discounted at an annual interest rate of 15%, totaled $3,909,659. The first payment of US$1,000,000 (with a net present value of $1,002,707) is due February 28, 2009. In addition to the cash purchase, the Company received warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at a price of $0.50 per share. As at September 30, 2008 the fair value of the warrants is $37,531 and was determined using the Black-Scholes option-pricing model using the following assumptions: expected life 0.91 years; annualized volatility 112%, a risk free rate of 2.87% and no dividends.

6.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

	Mineral properties costs		Deferred development costs
	September 30	December 31	September 30	December 31
Mineral properties and deferred development	2008	2007	2008	2007
Rosemont, Sanrita, Dawson and Wilmot properties	$31,181,728	$28,798,566	$43,754,917	$28,247,858

Mineral properties costs:	2008	2007
Balance, beginning of period	$28,798,566	$25,017,429
Acquisition costs (1)	2,383,162	3,781,137
Balance, September 30, 2008 and December 31, 2007	31,181,728	28,798,566

Deferred development costs:
Balance, beginning of period	28,247,858	15,471,679
Work program expenditures (2)	15,507,059	12,776,179
Balance, September 30, 2008 and December 31, 2007	43,754,917	28,247,858

Total mineral properties and deferred development costs	$74,936,645	$57,046,424

(1) Property acquisition costs for the location of water well fields and pump stations: in January 2008 the Company purchased a 20-acre land parcel for US$1,204,835. In March 2008 the Company entered into a contract for the purchase of an additional 20-acre land parcel, which is conditional upon certain events. The contract required the payment of a non-refundable deposit of US$100,000 and upon closing will require the payment of an additional US$489,000. Closing will occur 25 days after both: title of the property being established to the Company's satisfaction; and legal physical access to the property, acceptable to the Company is granted. If either of the above two conditions are not met the Company can elect not to proceed with the purchase. In September 2008 the Company purchased an 80-acre land parcel for US$950,000.

(2) Work program expenditures: includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

7.	LONG TERM DEBT

	September 30	December 31
	2008	2007

Notes and advances	$32,488	$32,488
Long term notes	2,067,042	2,197,257
Loan facility	30,808,441	-
	32,907,971	2,229,745
Less: Current portion	(603,110)	(397,824)
Total long term debt	$32,304,861	$1,831,921

Notes and advances

Other notes and advances do not provide for specific terms of repayment and are unsecured.

Long term notes

On February 20, 2007 the Company entered into an agreement for the purchase of a 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of US$988,031 ($1,149,969) as well as the assumption of a promissory note, bearing interest at 8%, for US$2,223,720 ($2,601,308). The promissory note, which is secured by a trust deed on the property, requires 5 equal payments for principal and interest of US$556,945 on the February 20 anniversary date. On February 20, 2008 the first payment of $556,931 (US$556,945) was made. At September 30, 2008 the Canadian equivalent obligation was $2,067,042 (US$1,950,223) of which $579,823 (US$547,054) is current.

Loan facility

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”) had entered into a loan agreement with Sumitomo, a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment contracts (US$27 million) and general working capital (US$13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured by the Rosemont common shares and against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta has granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project.

As at September 30, 2008 a total of $30,553,044 (US$28,861,479) has been drawn on the facility. Included in the loan amount outstanding is accrued interest of $255,397 (US$242,695), the total amount owing is $30,808,441 (US$29,104,174).

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

8.	SHARE CAPITAL

(a)	Authorized:	Unlimited number of common shares without par value.

(b)	Issued:	Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2006	72,749,067	$60,332,348
Issued for cash	10,719,827	37,519,394
Issued for warrants exercised	5,045,000	5,692,632
Issued for options exercised	74,167	37,205
Common shares, Balance at December 31, 2007	88,588,061	$103,581,579
Issued for options exercised	146,200	516,921
Common shares, Balance at September 30, 2008	88,734,261	$104,098,500

(c)	Private Placement

On June 19, 2007 the Company closed a non-brokered private placement of 10,719,827 common shares at $3.50 per share for total gross proceeds of $37,519,394. Sumitomo Corporation and Sumitomo subscribed for 7,600,000 common shares of the placement and two funds managed by US private investment firm Harbinger Capital Partners subscribed for 3,119,827 common shares of the placement.

(d)	Options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the closing price of common shares of the Company on the Toronto Stock Exchange on the day before the date of grant. The options vest ratably over periods of up to five years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

On September 30, 2008, certain directors and officers of the Company held 6,857,500 stock options, and certain employees of the Company held 908,300 stock options to purchase common shares of the Company. The following table summarizes the status of the Company’s stock option plans as at September 30, 2008:

	2008
		Average
	Number of Shares	Exercise Price
Outstanding at beginning of year	5,887,000	$1.89
Granted	2,025,000	$4.21
Exercised	(146,200)	$2.02
Outstanding at end of period	7,765,800	$2.49

Options exercisable at September 30, 2008	4,299,539	$2.00

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

8.	SHARE CAPITAL (continued)

(d)	Options (continued)

	2008	2007
Valuation assumptions
Expected term (years)	3 - 5	3
Expected volatility	65 - 66%	67 - 69%
Weighted average volatility	65%	69%
Expected dividend yield	-	-
Risk-free interest rate	2.93 - 4.09%	3.58 - 3.93%
Weighted average risk-free rate	3.11%	3.86%

The fair value of stock compensation was determined using the Black-Scholes option- pricing model. Under this method the expected term assumption takes into consideration assumed rates of employee turnover as well as expectations of when options would be exercised and represents the estimated average length of time stock options remain outstanding before they are exercised or forfeited. The expected volatility assumptions have been developed using the historical Canadian dollar share price. The risk-free rate is based on the Bank of Canada rate for zero interest bonds in effect at the time of the grant that corresponds to the expected term of the option.

The following table summarizes the status of the Company’s stock option plan as at September 30, 2008:

Options Outstanding and Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	September 30,	Contractual	Exercise	September 30,	Exercise
Prices	2008	Life	Prices	2008	Prices
$ 0.10	100,000	1.1 Years	$ 0.10	100,000	$ 0.10
$ 2.05	450,000	1.5 Years	$ 2.05	450,000	$ 2.05
$ 1.96	125,000	1.5 Years	$ 1.96	125,000	$ 1.96
$ 2.30	100,000	1.6 Years	$ 2.30	100,000	$ 2.30
$ 1.56	2,035,000	1.9 Years	$ 1.56	1,588,750	$ 1.56
$ 1.55	132,500	2 Years	$ 1.55	132,500	$ 1.55
$ 2.07	816,000	2.5 Years	$ 2.07	543,998	$ 2.07
$ 2.20	439,000	2.6 Years	$ 2.20	326,000	$ 2.20
$ 1.78	316,400	2.8 Years	$ 1.78	203,065	$ 1.78
$ 1.90	41,900	2.9 Years	$ 1.90	25,233	$ 1.90
$ 2.12	1,035,000	3.4 Years	$ 2.12	344,993	$ 2.12
$ 3.61	150,000	4.2 Years	$ 3.61	-	$ 3.61
$ 4.10	200,000	4.3 Years	$ 4.10	-	$ 4.10
$ 3.50	150,000	4.4 Years	$ 3.50	-	$ 3.50
$ 4.97	75,000	4.6 Years	$ 4.97	-	$ 4.97
$ 4.25	1,600,000	10 Years	$ 4.25	360,000	$ 4.25
	7,765,800	3.2 Years	$ 2.49	4,299,539	$ 2.00

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

8.        SHARE CAPITAL (continued)

(e)       Warrants

The following table summarizes information about warrants outstanding at September 30, 2008.

			Outstanding at				Outstanding at
			December 31,				September 30,
Currency	Exercise Price	Expiry Dates	2007	Issued	Exercised	Expired	2008

CDN	$ 4.10	March 17, 2008	12,997,600	-	-	12,997,600	-
			12,997,600	-	-	12,997,600	-

(f)	Contributed Surplus

On September 30, 2008, the contributed surplus was as follows:

2008
Balance - Beginning of period	$15,375,095
Stock based compensation expense for the year	2,288,552
Stock based compensation capitalized for the year	327,548
Transfer to share capital fair value of options exercised	(221,098)
Balance - End of period	$17,770,097

9.	RELATED PARTY TRANSACTIONS

At September 30, 2008, $156,582 of accounts receivable (December 31, 2007 - $195,674) is due from related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at September 30, 2008 is an amount of $99,358 (December 31, 2007 - $70,686) due from a company in which a director of the Company has a 25% interest. At September 30, 2008, $85,150 (December 31, 2007 - $64,000) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at the exchange value, which is fair market value.

Augusta Resource Corporation	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for- sale financial assets and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	September 30	December 31
	2008	2007

Held for trading (1)	$14,787,080	$25,586,997
Loans and receivables (2)	4,319,263	530,066
Other financial liabilities (3)	(36,465,862)	(4,211,447)

(1)	Includes cash and cash equivalents.
(2)	Includes the Ely receivable and warrants.
(3)	Includes accounts payable, accrued liabilities and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying value.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange), credit risk and liquidity risk. Reflecting the current stage of development of the Company’s Rosemont project, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the US. The functional and reporting currency of the parent company is Canadian dollars. Foreign exchange risk arises because the amount of the US dollar cash and cash equivalent, receivable or payable will vary in Canadian dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in US dollars the Company has kept a significant portion of its cash and short-term investments in US dollars. The Company has not hedged its exposure to currency fluctuations.

Augusta Resource Corporation	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

At September 30, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	September 30	December 31
	2008	2007

Held for trading (1)	$9,989,416	$6,237,530
Loans and receivables (2)	3,789,505	11,324
Other financial liabilities (3)	(31,532,507)	(3,572,851)
	$(17,753,586)	$2,676,003

(1)	Includes cash and cash equivalents.
(2)	Includes the Ely receivable.
(3)	Includes accounts payable, accrued liabilities and long-term debt.

Based on the above net exposures, as at September 30, 2008, a 10% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $1.9 million.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions, short-term investments are either GIC’s or banker’s acceptances and management believes the risk of loss to be remote.

The loans and receivables relate primarily to Ely and consist of a receivable (to be paid over 4 years) and warrants exercisable for the common shares of Ely through August 2009. In the event that Ely does not make the required payments (note 5) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. As at June 30, 2008, the most recently filed financial statements of Ely, they reported net working capital of $3.9 million and to date have been successful in raising funds. As at the end of the third quarter, the Company has no indication it won’t be paid the amount due in February 2009. Should Augusta reacquire the shares or properties noted above, an asset impairment assessment would be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on current obligations the Company will require additional funding in the first half of 2009 and is currently in discussions with a number of financial institutions and other intermediaries regarding financing alternatives necessary to advance the project through construction.

Augusta Resource Corporation	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

11.	COMMITMENTS

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately US$29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills needed for the construction of the Rosemont mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 total US$10.1 million, 2009 - US$11.6 million and 2010 - US$7.2 million. To September 30, 2008 all of the 2008 required payments had been made.

On April 8, 2008 the Company announced the signing of a Letter Award with ABB Switzerland Ltd. for the supply of three gearless mill drives for €27.3 million. Payments required in 2008 total €2.7 million, 2009 - €19.1 million and 2010 - €5.5 million. To September 30, 2008 all of the 2008 required payments had been made.

On April 17, 2008 the Company announced the signing of an engineering, procurement and construction management contract with M3 Engineering & Technology Corporation (“M3”). Total payments over the life of the contract are expected to total approximately US$56 million and will be incurred as services are rendered by M3. To September 30, 2008 US$338,870 of the anticipated 2008 payments have been made.

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of US$8.6 million with payments in 2008 totaling US$0.6 million, 2009 - US$0.6 million, 2010 - US$5.1 million and 2011 - US$2.3 million. The 3 shovels are being purchased from Bucyrus International Inc for total commitments of US$63.8 million with payments in 2008 totaling US$3 million, 2009 - US$11.7 million and 2010 - US$49.1 million. To September 30, 2008 all of the 2008 required payments had been made.

For purchase agreements related to long lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to date are not refundable.

These equipment orders will help ensure that mine development and metal production occurs on a timely basis upon the anticipated receipt of the Record of Decision.

Other Commitments

On October 31, 2008, the Company announced that it had signed a letter of intent with Silver Wheaton Corp. (“Silver Wheaton”) regarding a new silver purchase agreement. The new letter supercedes the December 19, 2007 letter of intent between Silver Wheaton and Augusta. An update of Augusta’s August 2007 BFS, reflecting an increased mineral resource, is expected to be completed between December 15, 2008 and January 15, 2009, following which Silver Wheaton and Augusta intend to discuss an efficient structure for a transaction between them. Both companies consider that it is in their best interests to negotiate and complete the new transaction based on a percentage of silver to be determined once the updated study has been completed.

Augusta Resource Corporation	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

11.	COMMITMENTS (continued)

Operating Lease commitments

The Company leases equipment and building premises recorded as operating leases. The terms of the leases extend through to 2011. The future minimum lease payments are as follows:

Year

2008	$31,903
2009	105,882
2010	101,818
2011	79,279
Total	$318,882

12.	CONTINGENT LIABILITIES

On August 24, 2007 the Company announced that it was served a complaint by ASARCO LLC (“ASARCO”) in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, with regard to the Rosemont property. Augusta believes the complaint is without merit.

Augusta acquired the Rosemont property from a group of real estate developers from Tucson in good faith after arm’s-length negotiations. The local real estate developers previously had purchased the property from ASARCO.

This complaint was one of hundreds that ASARCO filed against numerous companies in an attempt to overturn various transactions it had entered into prior to declaring bankruptcy. In this complaint, ASARCO primarily alleges that the initial purchasers failed to pay “reasonably equivalent value” for the Rosemont property in 2004, at a time when ASARCO alleges it was “hopelessly insolvent,” and that Augusta later bought the property with knowledge of the voidability of the prior sale. Claims that Augusta vehemently denies.

ASARCO filed for bankruptcy in August 2005.

Augusta believes that it has solid grounds to defeat any ASARCO challenge to its ownership, and it is defending the matter vigorously. The suit should have no impact on current plans for operation at the Rosemont project. The permitting process, mine site work, and design initiatives will continue on schedule.

The Company currently is actively engaged in the discovery process and anticipates that a trial will be held in early 2009 if the issue is not resolved beforehand.

13.	SUBSEQUENT EVENTS

On October 31, 2008 the Company announced that it had signed a letter of intent with Silver Wheaton regarding a silver financing (note 11, Other Commitments).

Augusta Resource Corporation	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2008

13.	SUBSEQUENT EVENTS (continued)

On November 3, 2008 the Company announced that TD Securities Inc. had been retained to assist in assessing the various alternatives that Augusta has been developing including: minority joint venture interests; concentrate off-take financing; mergers and acquisitions; and any potential sale of the Company.

Augusta Resource Corporation	21

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

Telephone: (604) 687-1717
Facsimile: (604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Tim C. Baker
Donald B. Clark
Gil Clausen
W. Durand Eppler
Christopher M.H. Jennings
Michael Steeves
Robert P. Wares
Richard W. Warke (Executive Chairman)

OFFICERS	Gil Clausen ~ President & Chief Executive Officer
Bruce Nicol ~ Senior Vice President & Chief Financial Officer
Donald B. Clark ~ Vice President, Administration
Mike Clarke ~ Vice President, Exploration
Lance Newman ~ Vice President, Project Development
Rod Pace ~ Vice President, Operations
Raghunath Reddy ~ Vice President, Finance & Corporate Development
James Sturgess ~ Vice President, Sustainable Development
Purni Parikh ~ Corporate Secretary

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Fasken Martineau DuMoulin LLP
Suite 2900
550 Burrard Street
Vancouver, BC V6C 0A3

SHARES LISTED	Toronto Stock Exchange
NYSE Alternext US. (1)
Trading Symbol ~ AZC
Frankfurt Stock Exchange
Trading Symbol – A5R

(1) On October 1, 2008, NYSE Euronext (NYX), the world’s leading and most diverse exchange group, completed the acquisition of the American Stock Exchange(R) (Amex(R)). The Company is now listed on NYSE Alternext US.

Augusta Resource Corporation	22